FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

27 April 2017 17:30 BST

Results of Annual General Meeting held on 27 April 2017

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today.  As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 1 - 9 were passed as ordinary resolutions and resolutions 10 - 12 were passed as special resolutions.

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2016	914,348,647	99.94	561,046	0.06	914,909,693	72.29	14,055,053
2	To confirm dividends	925,733,259	99.75	2,281,327	0.25	928,014,586	73.32	950,160
3	To appoint PricewaterhouseCoopers LLP as Auditor	925,181,852	99.71	2,679,401	0.29	927,861,253	73.31	1,103,493
4	To authorise the Directors to agree the remuneration of the Auditor	925,654,910	99.76	2,210,534	0.24	927,865,444	73.31	1,099,302
5a	To re-elect Leif Johansson as a Director	894,505,361	98.41	14,457,865	1.59	908,963,226	71.82	20,001,520
5b	To re-elect Pascal Soriot as a Director	923,508,459	99.55	4,220,473	0.45	927,728,932	73.30	1,235,814
5c	To re-elect Marc Dunoyer as a Director	913,734,060	98.52	13,766,446	1.48	927,500,506	73.28	1,464,240
5d	To re-elect Geneviève Berger as a Director	924,823,332	99.69	2,847,336	0.31	927,670,668	73.30	1,294,078
5e	To elect Philip Broadley as a Director	925,526,658	99.77	2,104,123	0.23	927,630,781	73.29	1,332,733
5f	To re-elect Bruce Burlington as a Director	924,643,428	99.68	2,996,388	0.32	927,639,816	73.29	1,324,930
5g	To re-elect Graham Chipchase as a Director	893,623,270	97.01	27,555,509	2.99	921,178,779	72.78	7,785,967
5h	To re-elect Rudy Markham as a Director	906,931,686	97.77	20,689,307	2.23	927,620,993	73.29	1,343,753
5i	To re-elect Shriti Vadera as a Director	921,267,292	99.31	6,370,592	0.69	927,637,884	73.29	1,326,862
5j	To re-elect Marcus Wallenberg as a Director	856,206,532	94.86	46,431,752	5.14	902,638,284	71.32	26,326,461
6	To approve the Annual Report on Remuneration for the year ended 31 December 2016	560,051,300	61.17	355,474,215	38.83	915,525,515	72.34	13,439,230
7	To approve the Directors' Remuneration Policy	877,620,302	96.08	35,804,933	3.92	913,425,235	72.17	15,539,511
8	To authorise limited political donations	898,169,470	97.87	19,518,267	2.13	917,687,737	72.51	11,278,009
9	To authorise the Directors to allot shares	842,959,080	91.03	83,045,083	8.97	926,004,163	73.17	2,960,583
10	To authorise the Directors to disapply pre-emption rights	922,652,653	99.48	4,785,159	0.52	927,437,812	73.28	1,526,934
11	To authorise the Company to purchase its own shares	916,489,233	98.82	10,984,147	1.18	927,473,380	73.28	1,491,366
12	To reduce the notice period for general meetings	845,957,281	91.63	77,228,645	8.37	923,185,926	72.94	5,778,819

AstraZeneca is pleased to have achieved shareholder support for all resolutions proposed at the AGM. AstraZeneca received a 96.08% binding vote approving the Remuneration Policy and a 61.17% advisory vote in favour of its Annual Report on Remuneration for the year ended 31 December 2016.

AstraZeneca engaged extensively with its major shareholders on remuneration matters during 2016 and the Remuneration Committee's proposals were based on shareholder feedback. AstraZeneca notes that its major shareholders exercised their independent judgement following this consultation, with the majority of them voting in favour of the Remuneration Report. The lower level of support for the Remuneration Report is considered to reflect concerns regarding how the AstraZeneca Investment Plan (AZIP) will be operated for the outstanding AZIP awards previously made, and the level of information given about the annual bonus plan and awards. AstraZeneca's Remuneration Committee will continue the dialogue with shareholders, as appropriate, regarding any concerns following its AGM.

Issued capital
As at 25 April 2017, the number of issued shares of the Company was 1,265,630,929 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM.  In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of Autoimmunity, Neuroscience and Infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Enquiries
Esra Erkal-Paler	UK/Global	+44 203 749 5638
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
US toll free		+1 866 381 7277

Adrian Kemp
Company Secretary, AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 April 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary